GMP Companies, Inc.
One East Broward Boulevard
Suite 1700
Fort Lauderdale, FL 33301

December 20, 2002

VIA EDGAR

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	GMP Companies, Inc. Application for Withdrawal of Form S-1 Registration Statement — File No. 333-49430 Filed on November 7, 2000

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), GMP Companies, Inc. (the “Registrant”) is hereby requesting the consent of the Securities and Exchange Commission to the withdrawal of the above-referenced registration statement. Please be advised that no preliminary prospectuses for this offering have been circulated by the Registrant or its underwriters and no securities were sold in connection with the offering contemplated by such registration statement.

The Registrant has determined that it does not wish to pursue its initial public offering at this time due to market conditions. In addition, the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

If you need any further information on this matter, please contact the undersigned at (954) 745-3510, or our counsel, Ira N. Rosner of Greenberg Traurig, P.A. at (954) 579-0500.

Sincerely,

GMP COMPANIES, INC.

/S/ BART CHERNOW
Bart Chernow, M.D.
President and Chief Executive Officer